SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

3SBio Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

88575Y 10 51

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing seven Ordinary Shares.

[Continued on following pages]

CUSIP NO. 88575Y 10 5	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Achieve Well International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 24,868,079 Ordinary Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,868,079 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.3%[2]
12	TYPE OF REPORTING PERSON CO

[2]	Based on 152,099,155 Ordinary Shares issued and outstanding as of December 31, 2007.

CUSIP NO. 88575Y 10 5	Schedule 13G	Page 3 of 5 Pages

ITEM 1	(a).	NAME OF ISSUER:

3SBio Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 3 A1, Road 10 Shenyang Economy & Technology Development Zone Shenyang 110027 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Achieve Well International Limited (“Achieve Well”).

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

No. 3 A1, Road 10 Shenyang Economic & Technology Development Zone Shenyang 110027 People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

88575Y 10 5

ITEM 3.		STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP NO. 88575Y 10 5	Schedule 13G	Page 4 of 5 Pages

ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2007. The percentage amount is based on 152,099,155 Ordinary Shares issued and outstanding as of December 31, 2007, as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Achieve Well International Limited	24,868,079	16.3%	24,868,079	—	—	—

Achieve Well is the record holder of 24,868,079 Ordinary Shares of the Issuer (the “Trust Shares”). Achieve Well holds the Trust Shares in trust for the benefit of thirteen beneficial owners (the “Beneficial Owners”). Achieve Well has undertaken to transfer or otherwise deal with the Trust Shares for each Beneficial Owner as such Beneficial Owner may from time to time direct and to account to each Beneficial Owner for all dividends and any other proceeds received by Achieve Well on or in respect of such Trust Shares and to exercise Achieve Well’s other rights in respect of such Trust Shares in such manner as such Beneficial Owner shall from time to time direct, except that Achieve Well shall only exercise voting powers with respect to the Trust Shares pursuant to resolutions of the Beneficial Owners. Pursuant to Rule 13d-3 under the Act, Achieve Well may be deemed to be the beneficial owner of the Trust Shares because it has voting powers with respect to the Trust Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 88575Y 10 5	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008

Achieve Well International Limited

By:	/s/ Dan Lou
Dan Lou
Director